SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

IMPERIAL PETROLEUM INC.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y3894J187
(CUSIP Number)

Galloway Capital Partners, LLC
9499 Collins Avenue, #611

Surfside, FL 33154

(917) 405-4591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Andrew Hulsh, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
919 Third Avenue
New York, NY 10022
(212) 935-3000

August 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y3894J187

1	NAME OF REPORTING PERSONS Galloway Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 398,358(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 398,358(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,358(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.33%*(2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The securities are held directly by Galloway Capital Partners, LLC (“GCP”). Bruce Galloway is the managing member of GCP. Mr. Galloway has sole voting and dispositive control of GCP. Mr. Galloway may be deemed to have beneficial ownership of the common stock held directly by GCP.

(2)	This percentage is calculated based upon 17,087,339 shares of Common Stock outstanding as of August 1, 2023, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on August 14, 2023.

1	NAME OF REPORTING PERSONS Bruce Galloway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 398,358(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 398,358(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,358(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.33%*(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Imperial Petroleum Inc., a Marshall Islands corporation (the “Issuer”). The principal executive office of the Issuer is located at 331 Kifissias Avenue, Erithrea 14561, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below.

As of August 30, 2023, the Reporting Persons (defined below) beneficially owned an aggregate of 398,358 shares of Common Stock (which includes 137,700 shares of Common Stock underlying an over-the-counter American-style call option), representing approximately 2.33% of the outstanding shares of Common Stock.

All share amounts reflect the 1-for-15 reverse split of the Common Stock effected by the Issuer on April 28, 2023.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Galloway Capital Partners, LLC

(ii)	Bruce Galloway

Galloway Capital Partners, LLC is a Delaware limited liability company, and Bruce Galloway is a citizen of Florida. Bruce Galloway is the managing member of Galloway Capital Partners, LLC.

The address of the principal business office of each Reporting Person is 9499 Collins Avenue, #611, Surfside, FL 33154.

During the last five years, neither Reporting Person nor any executive officer or director of Galloway Capital Partners, LLC has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

Galloway Capital Partners, LLC acquired 260,658 shares of Common Stock in open market purchases from January 2023 through March 2023. Galloway Capital Partners, LLC also holds an over-the-counter American-style call option to purchase an aggregate of 137,700 shares of Common Stock with strike prices from $3.00 to $3.50 and exercisable from October 2023 through January 2024. The aggregate purchase price for the shares of Common Stock (which includes the call option to purchase an aggregate of 137,700 shares of Common Stock) was approximately $0.68 per share. Such shares of Common Stock were purchased with working capital of Galloway Capital Partners, LLC and Mr. Galloway.

Item 4. Purpose of Transaction.

Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intend to review its investment in the Issuer on a continuing basis. Each Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by such Reporting Person, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Each Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, the Issuer’s performance, operations, management, governance (including potential changes to the Board), conflicted party transactions, capital allocation policies, and strategy and plans of the Issuer. Each Reporting Person intends to engage the Board and management with respect to the matters referred to in the preceding sentence. In addition, each Reporting Person may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

On August 30, 2023, the Reporting Persons delivered a letter to the Issuer’s Chief Executive Officer. In the letter, the Reporting Persons highlighted management’s poor performance in enhancing shareholder value and near 99% decline in the closing share price since March 2022. The Reporting Persons also noted its disagreement with the Issuer’s recent $17 million Common Stock and warrant financing at a purchase price of $2.00 per unit. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

 Item 5. Interest in Securities of the Issuer.

(a)       See Items 11 and 13 on the cover pages to this Schedule 13D for the aggregate number and percentage of the class of securities identified pursuant to Item 1 owned by the Reporting Person.

(b)       Number of shares as to which the Reporting Persons have:

i.       Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii.       Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii.       Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv.       Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.

(c)       Other than as set forth in response to Item 3 above, no other transactions in the Issuer’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Galloway Capital Partners, LLC holds an over-the-counter American-style call option to purchase an aggregate of 137,700 shares of Common Stock with strike prices from $3.00 to $3.50 and exercisable from October 2023 through January 2024. This option does not give any Reporting Person direct or indirect voting, investment or dispositive control over any securities of the Issuer or require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer.

Except for the relationships described above and in the responses to Items 4 and 5 herein, none of the Reporting Persons, nor, to the best of their knowledge, any persons identified in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Document

99.1	Joint Filing Agreement
99.2	Letter, dated August 30, 2023, from Galloway Capital Partners, LLC to the Chief Executive Officer of Imperial Petroleum Inc.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2023
	By:	/s/ Bruce Galloway
Name: Bruce Galloway

GALLOWAY CAPITAL PARTNERS, LLC.

	By:	/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member